Exhibit 5

Grown Rogue Announces Closing of Debt Financing by its

Michigan Subsidiary

NOT FOR DISTRIBUTION IN THE U.S. OR OVER U.S. NEWSWIRES

Medford, Oregon, March 20, 2020 – Grown Rogue International Inc. (the “Company”) (CSE: GRIN) (OTCQX: GRUSF), a multi-state cannabis company with operations and assets in Oregon, California and Michigan, today announced that its majority held subsidiary GR Michigan, LLC (“GR Michigan” and together with Grown Rogue International Inc. “Grown Rogue”) has closed a secured debt investment of USD $600,000 (the “Debt Financing”). The debt carries a two-year term, with monthly payments of principal commencing on June 15th. Once the principal is repaid, each investor will receive a gross revenue royalty of 1% per $100,000 invested based on any cannabis business that is majority owned by GR Michigan (“Royalty”). The Royalty has a term of 2 years with maximum amount of 2x of principal invested in the Debt Financing. Grown Rogue has the right, but not the obligation, to purchase the Royalty from any investor by paying the principal invested by such investor in the Debt Financing.

Grown Rogue has also agreed to pledge 100% of its ownership interests in GR Michigan to the investors in the Debt Financing until the principal is repaid in full, 50% during year 1 of the royalty payments and 33% during year 2 of the royalty payments.

Each investor in the Debt Financing will also receive 1% of the membership units in GR Michigan for every $100,000 invested, representing a value of USD$5,000. In exchange for services rendered, certain investors in the Debt Financing will receive an additional 1% of the membership units, one of which is a director of Grown Rogue. The President and Chief Executive Officer of Grown Rogue will receive 5% of the membership units in GR Michigan as part of his compensation for the structuring of the Debt Financing and leading Grown Rogue’s expansion into the Michigan market.

“We are excited to secure this non-dilutive debt financing for Grown Rogue to continue executing our expansion strategy into the Michigan market”, said Obie Strickler, Chief Executive Officer of Grown Rogue. “We remained committed to finding the right fully-licensed partner in Michigan, and these funds will allow us to move forward and execute upon our agreement with our operational partner Golden Harvests and continue to provide value to our shareholders.”

Insiders of Grown Rogue invested an aggregate of USD$300,000 in the Debt Financing and will receive a 3% Royalty and 9% of the membership units in GR Michigan. Such insider participation represents a related-party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), but the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the subject matter of the transaction, nor the consideration paid, exceed 25% of Grown Rogue’s market capitalization. The Company did not file a material change report more than 21 days before the expected closing of the Debt Financing as the details of the participation by such insiders was not settled until shortly prior to closing of the Debt Financing.

For more information visit grownrogue.com, or follow us at facebook.com/grownrogue, instagram.com/grownrogue, twitter.com/grownrogue, or linkedin.com/company/grown-rogue

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning cultivation team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue family of products includes sungrown and indoor premium flower, patented nitrogen sealed pre-rolls along with chocolate edibles featuring a partnership with world-renowned chocolatier.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward- looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Contacts:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100